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                                                                  Rule 424(b)(3)
                                                            Regis. No. 333-28951
                                                 Florida Panthers Holdings, Inc.

                      SUPPLEMENT NO. 1 DATED JULY 15, 1997
                       TO PROSPECTUS DATED JUNE 12, 1997

     On June 26, 1997, Florida Panthers Holdings, Inc. ("Panthers Holdings") consummated the acquisition of substantially all of the assets of Boca Raton Hotel and Club Limited Partnership. Accordingly, the Prospectus should be revised to reflect the consummation of such acquisition. Specifically, the references to such acquisition on the Cover Page of the Prospectus, under the heading "Summary -- Terms of the Contribution and Exchange" on page 3 of the Prospectus and under the heading "The Contribution and Exchange -- General" on page 35 of the Prospectus should be revised as follows:

     On March 20, 1997, Florida Panthers Holdings, Inc., a Florida corporation ("Panthers Holdings") entered into a Contribution and Exchange Agreement, as amended and restated (the "Contribution and Exchange Agreement"), with Boca Raton Hotel and Club Limited Partnership, a Florida limited partnership ("Boca Partnership"), BRMC, L.P., a Delaware limited partnership (the "Boca General Partner"), and BRMC Corporation, a Delaware corporation and the general partner of the Boca General Partner ("BRMC"). Boca Partnership was formed in June 1983 for the purpose of purchasing, owning, managing and operating the Boca Raton Resort and Club, a destination luxury resort and private club encompassing 298 acres of land fronting on both the Atlantic Ocean and Intracoastal Waterway in Boca Raton, Florida. The transaction contemplated by the Contribution and Exchange Agreement (the "Contribution and Exchange") was consummated on June 26, 1997.

     Upon the terms and subject to the provisions of the Contribution and Exchange Agreement, all of the assets of Boca Partnership were transferred to Panthers BRHC Limited, a newly-formed Florida limited partnership ("Panthers BRHC"), in which the managing general partner and the limited partner are wholly-owned by Panthers Holdings. As set forth in the Contribution and Exchange Agreement, Panthers Holdings, through the managing general partner, limited partner and Panthers BRHC, paid the following consideration: (i) a non-managing general partnership interest in Panthers BRHC; (ii) warrants (the "Warrants") to purchase 869,810 shares of Panthers Holdings' Class A common stock, par value $.01 per share (the "Class A Common Stock"); (iii) 189,574 shares of Class A Common Stock, which were used to compensate certain affiliates of Boca Partnership, who through their affiliates control the Boca General Partner, for their involvement in integrating Boca Raton Resort and Club into Panthers Holdings; (iv) 82,729 shares of Class A Common Stock, which were used to pay persons to whom Boca Partnership is obligated to pay fees; (v) Exchange Rights which, when distributed to the Boca General Partner and the limited partners in accordance with the partnership agreement of Boca Partnership, will entitle such holders, without any additional consideration, to sell their partnership interests to an affiliate of Panthers Holdings in exchange for approximately 4,242,586 shares of Class A Common Stock exercisable at any time before January 1, 2001; and (vi) the assumption of indebtedness and payment of deferred fees and additional interest charges owed by the Boca Partnership in the amount of approximately $205.9 million, of which approximately $95.9 million was repaid upon consummation of the Contribution and Exchange. Of the $95.9 million which was repaid, $60.9 million was paid from Panthers Holdings' working capital and $35.0 million was paid from the incurrence of additional debt.

     The value of the aggregate consideration paid in connection with the acquisition of Boca Partnership as of the closing date, including the assumption by Panthers Holdings of approximately $205.9 million of indebtedness and payment of deferred fees and additional interest charges owed by the Boca Partnership, was approximately $317.6 million, based on the closing price per share of Class A Common Stock of $24 3/4 on the June 26, 1997 closing date.

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     On July 8, 1997, Panthers Holdings entered into a purchase agreement (the
"Purchase Agreement") with Gary V. Chensoff and ResortHill, Inc., an Illinois corporation. Pursuant to the Purchase Agreement, Panthers Holdings will acquire interests constituting approximately 68% of The Registry Hotel at Pelican Bay (the "Registry Hotel"), in exchange for approximately $75.0 million in cash, together with approximately 930,000 shares of Panthers Holdings Class A common stock, par value $.01 per share (the "Class A Common Stock"). The Registry Hotel is a well-known luxury resort hotel located on the Gulf of Mexico in Naples, Florida within a 90-minute drive from the east coast of South Florida. The Registry Hotel includes 474 guest rooms, a conference center, recreational areas, restaurant and retail outlets, 15 tennis courts and a nature reserve boardwalk, as well as watersports and beach amenities along the Gulf of Mexico. The Naples market is a key vacation and conference group destination. The disclosure under the heading "Summary -- Recent Developments" on pages 7-8 of the Prospectus and under the heading "Business of Panthers Holdings -- Recent Developments" on page 77 of the Prospectus should be revised accordingly.

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     On July 11, 1997, the Class A Common Stock commenced trading on the New
York Stock Exchange under the symbol "PAW." All references in the Prospectus to the Class A Common Stock being traded on the Nasdaq National Market should be revised accordingly.

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     Panthers Holdings also recently announced the appointment of Dennis J.
Callaghan and Chris Evert to the Company's Board of Directors. References in the Prospectus to Panthers Holdings' Board should be revised accordingly.